UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2025

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public Company of Authorized Capital

Corporate Taxpayer ID (CNPJ/MF) nº 90.400.888/0001-42

Company Registration (NIRE) 35.300.332.067

MATERIAL FACT

BANCO SANTANDER (BRASIL) S.A. (“Company”) in compliance with the provisions of CVM Resolution No. 44, of August 23, 2021, and CVM Resolution No. 78 of March 29, 2022, informs its shareholders and the market in general that its Board of Directors, in a meeting held on this date, resolved to submit the following transactions for consideration by its shareholders, at the Extraordinary General Meetings to be held on November 28, 2025: (i) the merger by the Company of the spun-off portion of Return Capital Gestão de Ativos e Participações S.A., (“Return”) its wholly-owned subsidiary, with the transfer of part of the net assets to the Company (“Merger of the Spun-off Portion of Return”), under the terms of the “Protocol and Justification of the Partial Spin-off of Return Capital Gestão de Ativos e Participações S.A. with version of the Spun-off Portion to Banco Santander (Brasil) S.A.”; and (ii) the merger by the Company of Santander Leasing S.A. Arrendamento Mercantil (“Santander Leasing”), its wholly-owned subsidiary, with the transfer of all equity to the Company ("Merger of Santander Leasing"), pursuant to the "Protocol and Justification for the Merger of Santander Leasing S.A. Arrendamento Mercantil into Banco Santander (Brasil) S.A."

The information and documents related to the calls for the Extraordinary General Meetings, including the respective Management Proposals, Protocol, and Justification for the transactions, were disclosed to shareholders on this date.

In compliance with Article 3 of CVM Resolution No. 78, the Company describes the main terms and conditions of the transactions as follows:

(i)          Information from Exhibit A of CVM Resolution No. 78 on the Merger of the Spun-off Portion of Return

1.1. Identification of the companies involved in the operation and a brief description of the activities they perform

1.1.1. Company Identification:

Banco Santander (Brasil) S.A. is a publicly-held company registered as a category “A” company with the CVM (Brazilian Securities and Exchange Commission) under number 20532, with its head office in the city of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubitschek, No. 2041 – CJ 281, Bloco A, Cond. Wtorre JK - Vila Nova Conceição, Zip Code 04543-011, registered with the CNPJ under number 90.400.888/0001-42, with its articles of association filed with São Paulo State Board of Trade under NIRE 35.300.332.067.

The Company's corporate purpose is to carry out active, passive and accessory operations inherent to its authorized Portfolios (Commercial, Investment, Credit, Financing and Investment, Real Estate Credit and Leasing), as well as Exchange and Securities Portfolio Management operations, in addition to any other operations that may be permitted to companies of this type, in accordance with legal and regulatory provisions, and may participate in the capital of other companies, as a partner or shareholder.

[Free English Translation]

1.1.2. Return Identification:

Return Capital Gestão de Ativos e Participações S.A., a privately held corporation, with its head office in the city of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubitschek, No. 2041 - CJ 191, Part 2, Bloco A, Cond. Wtorre JK - Vila Nova Conceição, Zip Code 04.543-011, registered with the CNPJ under No. 26.365.595/0001-72, with its articles of incorporation filed with the São Paulo State Board of Trade under NIRE 35.300.645.723.

Return's main activity is providing administration, collection, and debt recovery services, as well as providing economic and financial advisory services and acting as a banking correspondent, in accordance with applicable regulations.

2.1. Description and purpose of the operation

The proposed transaction aims to centralize certain activities carried out by Return, optimize the capital structure of the Santander Group, and simplify the corporate structure, thereby reducing administrative costs, especially those related to legal and accounting obligations. The transaction is part of the goal of optimizing the operational structure of the Santander Group in Brazil and consolidating the businesses and assets complementary to the Company's activities, given that the aforementioned company has the technological capacity, personnel, and resources necessary to develop the business on a consolidated basis. Considering that the spin-off is partial, the remaining portion not currently merged will remain in the spun-off company.

3.1. Main benefits, costs and risks of the operation

As indicated in item 2.1 above, the transaction will bring administrative, economic, and financial benefits to the parties, particularly the integration of administrative, operational, and technological processes, promoting gains in scale and efficiency in the management of resources and activities. The unified management model will enable better capital allocation and standardization of operational practices, reinforcing the efficiency of corporate structures.

It is estimated that the total costs and expenses for the implementation and completion of the Return Merger will be concentrated in fees for auditors and other professionals hired by the Company, as well as the costs for preparing, publishing, and filing the corporate documents, which, together, should not exceed approximately R$450,000.00 (four hundred and fifty thousand reais).

[Free English Translation]

Considering that the Company holds 100% (one hundred percent) of Return's share capital, the parties understand that the Merger of the Spun-off Portion of Return does not increase the risk exposure of the parties and does not impact the risk of the Company's shareholders, investors and interested third parties.

4.1. Share exchange ratio

Considering that the shares issued by Return are wholly owned by the Company, the Merger of the Spun-Off Portion of Return will result in the mere replacement of the investment previously held by the Company in Return with the net book value of Return's equity to be merged into the Company.

The transaction will not result in a capital increase for the Company and/or the issuance of new shares by the Company. There will be no change in the Company's shareholding structure as a result of the Merger of the Spun-Off Portion of Return.

Therefore, there is no need to discuss the exchange of Return's shares with Company shares. Once the partial spin-off with the merger of the spun-off portion is completed, Return will remain a wholly owned subsidiary of the Company.

5.1. Share Exchange ratio criteria

As per item 4.1 above, the Merger of the Spun-Off Portion of Return will be carried out without the exchange of shares.

6.1. Main assets and liabilities that will form each portion of the equity, in the event of a spin-off

The spun-off portion of Return, corresponding to 97% of its net equity, will be transferred to the Company, whose net book value determined by PricewaterhouseCoopers Auditores Independentes Ltda. on the base date of September 30, 2025 is R$8,460,000,000.00 (eight billion, four hundred and sixty million reais). The spun-off portion is composed of: (i) financial assets in the amount of R$5,291,177,823.54 or the equivalent in free resources, (ii) an amount equivalent to free resources in financial investments in the amount of R$3,168,822,176.46.

7.1. Whether the transaction has been or will be submitted for approval by Brazilian or foreign authorities

The implementation of the Merger of the Spun-Off Portion of Return will not be subject to the approval of any other government authority, whether in Brazil or abroad.

8.1. In transactions involving controlling companies, subsidiaries or companies under common control, the share exchange ratio calculated in accordance with art. 264 of Law No. 6,404 of 1976

[Free English Translation]

Considering that Return is a wholly-owned subsidiary of the Company, the calculation of the share exchange ratio, as provided for in article 264 of Law 6,404/76, is not applicable.

9.1. Applicability of the right of withdrawal and refund amount

Given that the Company is the sole shareholder of Return, the provisions relating to the right of withdrawal, pursuant to article 137 of Law No. 6,404/76, are not applicable to this transaction.

10.1. Other relevant information

The documents related to the Merger of the Spun-Off Portion of Return are available to shareholders at the Company's headquarters and are published on the Company's Investor Relations page www.ri.santander.com.br; on the website of the Brazilian Securities and Exchange Commission (www.cvm.gov.br) and on the website of B3 S.A. – Brasil, Bolsa, Balcão (http://www.b3.com.br).

(ii)        Information from Exhibit A of CVM Resolution No. 78 on the Merger of Santander Leasing

1.2 Identification of the companies involved in the operation and a brief description of the activities they perform

1.2.1. Company Identification:

Refer to item 1.1.1 above.

1.2.2. Santander Leasing Identification:

Santander Leasing S.A. Arrendamento Mercantil, a privately held corporation, with its head office in the city of São Paulo, State of São Paulo, at Rua Amador Bueno, 474, Block C, 1st floor, Santo Amaro - Zip Code 04752-901, registered with the CNPJ under No. 47.193.149/0001-06, with its articles of incorporation filed with the São Paulo State Board of Trade under NIRE 35.300.014.529.

Santander Leasing's corporate purpose is to conduct commercial leasing transactions, as permitted by applicable laws and regulations.

2.2. Description and purpose of the operation

The proposed transaction aims to unify the activities of Santander Leasing and simplify the corporate structure of the Santander Group, resulting in a reduction in administrative costs, particularly those related to legal and accounting obligations. The transaction is part of the effort to optimize the operational structure of the Santander Group in Brazil and consolidate the business related to the provision of certain ancillary services to Santander Brasil's operations, given that the aforementioned company possesses the technological capacity, personnel, and resources necessary to develop the business on a consolidated basis.

[Free English Translation]

3.2. Main benefits, costs and risks of the operation

As indicated in item 2.2 above, the transaction will bring administrative, economic, and financial benefits to the parties, particularly the integration of administrative, operational, and technological processes, promoting gains in scale and efficiency in the management of resources and activities. The unified management model will enable better capital allocation and standardization of operational practices, reinforcing the efficiency of corporate structures.

It is estimated that the total costs and expenses for the implementation and completion of the Merger of Santander Leasing will be concentrated in fees for auditors and other professionals hired by the Company, as well as the costs for preparing, publishing, and filing the corporate documents, which, together, should not exceed approximately R$450,000.00 (four hundred and fifty thousand reais).

Considering that the Company holds 100% (one hundred percent) of the share capital of Santander Leasing, the parties understand that the Merger of Santander Leasing does not increase the risk exposure of the parties and does not impact the risk of the Company's shareholders, investors and interested third parties.

4.2. Share exchange ratio

Considering that the shares issued by Santander Leasing are fully owned by the Company, the Merger of Santander Leasing will result in the mere replacement of the investment previously held by the Company in Santander Leasing with the entire net book value of Santander Leasing to be merged into the Company.

The Merger of Santander Leasing will not result in a capital increase for the Company and/or the issuance of new shares by the Company. There will be no change in the Company's shareholding structure as a result of the Merger of Santander Leasing.

Therefore, there is no need to discuss any exchange of shares issued by Santander Leasing for shares issued by the Company. Upon completion of the Merger of Santander Leasing, Santander Leasing will be dissolved and succeeded by the Company, with all its rights, assets, and obligations.

5.2. Share Exchange ratio criteria

As per item 4.2. above, the Merger of Santander Leasing will be carried out without the exchange of shares.

6.2. Main assets and liabilities that will form each portion of the equity, in the event of a spin-off

Not applicable.

7.2. Whether the transaction has been or will be submitted for approval by Brazilian or foreign authorities

[Free English Translation]

The Merger of Santander Leasing depends on approval by BACEN, under the terms of CMN Resolution No. 4,970, of November 25, 2021.

8.2. In transactions involving controlling companies, subsidiaries or companies under common control, the share exchange ratio calculated in accordance with art. 264 of Law No. 6,404 of 1976

Considering that Santander Leasing is a wholly-owned subsidiary of the Company, the calculation of the share exchange ratio, as provided for in article 264 of Law 6,404/76, is not applicable.

9.2. Applicability of the right of withdrawal and refund amount

Given that the Company is the sole shareholder of Santander Leasing, the provisions relating to the right of withdrawal, pursuant to article 137 of Law No. 6,404/76, are not applicable to this transaction.

10.2. Other relevant information

The documents related to the Merger of Santander Leasing are available to shareholders at the Company's headquarters and are published on the Company's Investor Relations page www.ri.santander.com.br; on the website of the Brazilian Securities and Exchange Commission (www.cvm.gov.br) and on the website of B3 S.A. – Brasil, Bolsa, Balcão (http://www.b3.com.br).

São Paulo, October 29, 2025.

Gustavo Alejo Viviani

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: October 29, 2025

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Gustavo Alejo Viviani
Gustavo Alejo Viviani Vice - President Executive Officer